UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,007,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,007,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,007,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 600,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 600,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4”) and the Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 21, 2018 (“Amendment No. 5” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On December 18, 2018, the Issuer, Vatera Healthcare and Vatera Investment Partners LLC (“Vatera Investment”) entered into a commitment letter (the “2018 Debt Commitment Letter”) for a $135 million senior subordinated convertible loan facility (the “Loan Facility” and, the convertible loans under the Loan Facility, the “Convertible Loans”), and terminated the 2018 Vatera Purchase Agreement. Pursuant to the 2018 Debt Commitment Letter, Vatera Healthcare committed to provide $100 million, and Vatera Investment committed to provide $35 million, of the Loan Facility. The Loan Facility is drawable by the Issuer as further described below, and the proceeds of the Convertible Loans will be used for general corporate purposes. The Convertible Loans will bear interest at a rate equal to 5.0% per annum, which interest will be payable in kind by being added to the principal balance of the Convertible Loans at the end of each fiscal quarter (and will bear interest once added to such principal balance), other than a portion thereof in an amount sufficient to cover any income taxes that would otherwise be payable by the lender in respect of “phantom income” on such paid-in-kind interest, which will be payable in cash in arrears at the end of each fiscal quarter. The maturity date of the Convertible Loans will be January 6, 2025. The Convertible Loans will be convertible at the option of each lender into shares of convertible preferred stock of the Issuer at a conversion price of $1.60 per share, subject to adjustment. The preferred stock will be further convertible at the option of each lender into shares of common stock of the Issuer at the conversion price. The preferred stock will be non-participating, convertible preferred stock, with no dividend rights (other than to participate in dividends on the Issuer’s common stock on an as-converted basis) or voting rights, and will be senior to the common stock upon liquidation. Subject to the conditions precedent set forth in the 2018 Debt Commitment Letter (which will be reflected in the Loan Facility), $75 million of Convertible Loans will be drawn in a single draw on the initial closing date, an additional up to $25 million of Convertible Loans may be drawn in a single draw after March 31, 2019, and an additional up to $35 million of Convertible Loans may be drawn in a single draw after June 30, 2019 (but no later than July 10, 2019). The issuance of Convertible Loans on the initial closing date is subject to several closing conditions as further described in the 2018 Debt Commitment Letter, including, without limitation: the approval of the stockholders of the Issuer to increase the number of authorized shares of common stock and preferred stock to accommodate the conversion of the Convertible Loans as described above and to approve the issuance of such shares of common stock under applicable Nasdaq rules; the shares of common stock remaining listed on Nasdaq; John Johnson having been appointed as Chief Executive Officer (as opposed to interim Chief Executive Officer) of the Issuer; the absence of a material adverse effect on the Issuer; and the representations and warranties set forth in the definitive documentation for the Loan Facility providing for the Convertible Loans being true and correct in all material respects.

The summary of the 2018 Debt Commitment Letter set forth above is qualified in its entirety by reference to the full text of the 2018 Debt Commitment Letter, a copy of which is attached hereto as Exhibit 10 to this Amendment and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, on December 18, 2018, Vatera Healthcare entered into the 2018 Debt Commitment Letter.

CUSIP No. 58549G 100

Item 7. Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibit 10:

Exhibit Number	Description

10.	Debt Commitment Letter, dated December 18, 2018, by and among Melinta Therapeutics, Inc., Vatera Healthcare Partners LLC and Vatera Investment Partners LLC (6)

(6)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated December 18, 2018.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated December 20, 2018

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro